77I.     Terms of New or Amended Securities

         On December 31, 2002, Class S shares of the Tax-Free Money Market Fund became effective with the SEC but did not begin their public offering until January 31, 2003. Class S shares are used as a cash sweep vehicle by broker-dealers and subject to a 12b-1 fee of up to 0.60% of average daily net assets.